Samuel Dupervil

Objective

Customer oriented management professional with strong customer service and sales skills. Possessing expert knowledge in providing excellent customer experiences and a spirit of teamwork and leadership. Desires to gain management position within the company.

Skills & Abilities

Customer Service | Problem Solving Abilities | Outstanding People Skills | Inventory Management | Issue Resolution | Attention to Detail

Experience

04/2019 - Current

Assistant General Manager

- Manage Day to Day operations of restaurant.
- Hiring and payroll Management.
- Inventory Management of liquor and drygoods for the restaurant.
- Stepping in where needed, bartending, serving, and hosting.

12/2017 - 03/2019

Administrative Assistant, ***Real Property Management Southern CT***

- Acknowledged customer issues and resolved their problems quickly and efficiently.
- Effectively communicated with other employees and upper management to ensure complete care of customers.
- Fulfilled administrative duties, including: completing and filing paperwork, directing a multi-line phone and setting appointments.
- Conducted housing inspections and property viewing for tenants and potential tenants

9/2016 -11/2017

Assistant Store Manager, ***AT&T***

- Attended workshops, seminars, and other training events to improve management qualities.
- Started as an entry-level associate and worked in every position at store up to Assistant Store Manager..
- Resolved conflict between customers, between employees, and between customers and employees.
- Responsible for inventory, pricing, merchandising, and displays.

10/2011 – 9/2016	***Retail Sales Consultant, AT&T*** ● Acknowledged customer issues and resolved their problems quickly and efficiently. ● Assisted clients in understanding their available options and helped them select the right service plans for their needs. ● Informed customers about current promotions and sales, encouraging them to take advantage. ● Contacted existing and new customers to discover their needs and to explain how certain products could be useful to them.
4/2011 – 12/2011	***Server, Clyde's of Columbia*** ● Assisted hosts and hostesses with seating of guests during rush times. ● Calculated check amounts and split checks when parties requested separate checks. ● Completed an entire food service and training course when hired as a restaurant server. ● Completed all side work after completion of dining service. ● Delivered outstanding customer service by serving food and drinks to guests. ● Demonstrated responsible alcohol serving practices by checking guest identification and ensuring that guests were not over served. ● Helped resolve guest problems by remaining positive, friendly and respectful. ● Recommended entrée or drink choices to guests by listening to their preferences and concerns. ● Used the point of sale, or POS, system to place orders and print checks.

Education

8/2002 – 6/2006 **Diploma: New Britain, CT : New Britain High School**